August 31, 2007

Mr. Leif Johansson
President and Chief Executive Officer
Volvo Corporation
S-405 08 Goteborg
Goteborg, Sweden

Re: Volvo Corporation
        Form 20-F for the fiscal year ended December 31, 2006
        File No. 0-12828

Dear Mr. Johansson:

        We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F (Fiscal Year Ended December 31, 2006)

Operating and Financial Review and Prospects

Results from continuing operations: 2006 compared with 2005, page 43

1.   See your discussion of operating income for the Trucks business area. In future filings, please exclude the non-GAAP measure of "operating income…excluding adjustment of goodwill." In this regard, to the extent that such non-GAAP financial measure does not comply with the requirements found in "Note to paragraph (e)" of Item 10(e) of Regulation S-K, it is a prohibited measure and should be excluded from the filing. Please revise or advise.

2.   See your discussion of "Net interest expense" on page 46. In future filings, please expand to discuss separately the gross amount of interest income and interest expenses, as shown on your income statements at page F-4.

Tabular Disclosure of Contractual Obligations, page 55

3.   We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Note 37. Financial Instruments, page F-53

4.   Reference is made to discussion paragraphs under the subheading "Impairments" shown on page F-54. Supplementally advise in detail how the accounting policies with respect to "Assets that are valued at amortized cost" and "Assets available for sale" comply with treatment under U.S. GAAP. As appropriate, the U.S. GAAP reconciliation note should be expanded to describe any material differences between IFRS and U.S. GAAP.

Note 38. Net income and shareholders' equity in accordance with US GAAP, page F-58

5.   See Note H, with specific reference to the paragraph that discusses "Cash flow" shown on page F-63. Clarify for U.S. GAAP purposes that customer financing to an external customer that results in actual cash flows to the Company on a consolidated basis are

        classified as investing rather than financing activities. In this regard, your current disclosure in the last two sentences of this paragraph appears to be inconsistent.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

        Sincerely,

        David R. Humphrey
        Branch Chief